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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 8)*

EXPRESS SCRIPTS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
302182-10-0
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	302182-10-0	Page	2	of	8

1	NAMES OF REPORTING PERSONS NEW YORK LIFE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,000,000

WITH:	8	SHARED DISPOSITIVE POWER

		18,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC

Page 2 of 8 Pages

CUSIP No.	302182-10-0	Page	3	of	8

1	NAMES OF REPORTING PERSONS NYLIFE LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 8 Pages

Item 1(a).	NAME OF ISSUER:

Express Scripts, Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

13900 Riverport Drive
Maryland Heights, MO 63043

Item 2(a).	NAME OF PERSONS FILING:
                               New York Life Insurance Company (“New York Life”) and its wholly owned subsidiary, NYLIFE LLC, the successor entity to NYLIFE Inc. (“NYLIFE”) are the filing persons. New York Life and NYLIFE filed the Schedule 13G on February 17, 1998, which was amended by Amendment No. 1 to Schedule 13G (filed on February 9, 1999), Amendment No. 2 to Schedule 13G (filed on February 9, 2001), Amendment No. 3 to Schedule 13G (filed on February 14, 2002), Amendment No. 4 to Schedule 13G (filed on February 14, 2003), Amendment No. 5 to Schedule 13G (filed on February 13, 2004), Amendment No. 6 to Schedule 13G (filed on February 10, 2006) and Amendment No. 7 to Schedule 13G (filed on February 14, 2007).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                               The principal business office for each of New York Life and NYLIFE is 51 Madison Avenue, New York, NY 10010.

Item 2(c).	CITIZENSHIP:
                               New York Life is a New York mutual insurance company and NYLIFE is a Delaware limited liability company.

Item 2(d).	TITLE OF CLASS OF SECURITIES:
                               Common Stock, par value $.01 per share, of the Issuer (“Common Stock”).

Item 2(e).	CUSIP NUMBER:

302182-10-0

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

a.	☐	Broker or dealer registered under Section 15 of the Act;

b.	☐	Bank as defined in Section 3(a)(6) of the Act;

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Act;

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

Page 4 of 8 Pages

h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

i.	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J) under the Act.

Item 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

New York Life Insurance Company

a.	Amount beneficially owned: 40,000,000

b.	Percent of class: 15.9% based on 252,044,000 shares outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed by the Issuer with the Securities and Exchange Commission on October 24, 2007.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 40,000,000

iii.	Sole power to dispose or to direct the disposition of: 22,000,000

iv.	Shared power to dispose or to direct the disposition of: 18,000,000

NYLIFE LLC

a.	Amount beneficially owned: 18,000,000

b.	Percent of class: 7.1% based on 252,044,000 shares outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed by the Issuer with the Securities and Exchange Commission on October 24, 2007.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 18,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 18,000,000
                               NYLIFE is the beneficial owner of 18,000,000 shares (the “NYLIFE Shares”) of Common Stock, which represents approximately 7.1% of the outstanding shares of Common Stock based on 252,044,000 shares outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed by the Issuer with the Securities and Exchange Commission on October 24, 2007. New York Life owns the

Page 5 of 8 Pages

entire limited liability company interest of NYLIFE and, as a result, may be deemed to be the beneficial owner of the NYLIFE Shares.
                               As previously reported, as of August 16, 2001, NYLIFE entered into a SAILS Mandatorily Exchangeable Securities Contract (the “2001 Contract”) with Credit Suisse First Boston International (“CSFBI”) and Credit Suisse First Boston Corporation, as agent, relating to the disposition by NYLIFE of up to 18,000,000 shares of Common Stock held by NYLIFE. As previously reported, as of April 28, 2003, New York Life entered into a SAILS Mandatorily Exchangeable Securities Contract with CSFBI and Credit Suisse First Boston LLC, as agent, relating to the disposition by New York Life of up to 22,000,000 shares of Common Stock held by New York Life. The number of shares to be delivered pursuant to these contracts have been adjusted to reflect: (i) the two-for-one stock split by the Issuer, which occurred on June 24, 2005 and (ii) the two-for-one stock split by the Issuer, which occurred on June 22, 2007.
                               On June 5, 2007 NYLIFE entered into a SAILS Mandatorily Exchangeable Securities Contract (the “2007 Contract”) with Credit Suisse International and Credit Suisse Securities (USA) LLC, as agent, relating to the disposition by NYLIFE of up to 2,800,000 shares of Common Stock held by NYLIFE. The 2007 Contract relates to the same shares as are the subject of the 2001 Contract; the aggregate number of shares deliverable under the 2001 Contract and the 2007 Contract is limited to 18,000,000. The number of shares to be delivered pursuant to the 2007 Contract has been adjusted to reflect the two-for-one stock split by the Issuer, which occurred on June 22, 2007.
                               Under a Stockholder and Registration Rights Agreement between the Issuer and New York Life, New York Life has agreed, and agreed to cause each of its subsidiaries, including NYLIFE, to vote all voting securities of the Issuer held by New York Life and its subsidiaries (excluding shares managed for unrelated customers by New York Life or its investment management subsidiaries), in favor of the Issuer’s slate of nominees for directors recommended by the Issuer’s Board of Directors for election by stockholders of the Issuer.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATIONS:

Not applicable.

Page 6 of 8 Pages

                               Joint Filing Agreement, incorporated by reference to Amendment No. 3 to the Schedule 13G of the registrant filed on February 14, 2002.

Page 7 of 8 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

NEW YORK LIFE INSURANCE COMPANY
By:	/s/ Arthur H. Seter
	Name:	Arthur H. Seter
	Title:	Senior Vice President and Deputy Chief Investment Officer

NYLIFE LLC
By:	/s/ Sara L. Badler
	Name:	Sara L. Badler
	Title:	Senior Vice President and Deputy General Counsel

Page 8 of 8 Pages